SUPREME COURT DECISION OFFERS NEW OPPORTUNITY FOR PROSPERITY

June 26, 2014, Vancouver, BC – Canada’s highest court has today issued a historic decision by formally declaring aboriginal title to exist in a defined area of British Columbia historically occupied by the Tsilhqot’in people.

“We congratulate the Xeni Gwet’in First Nation, in particular Chief Roger William, in their achievement and unwavering determination to confirm aboriginal title to their land,” said Russell Hallbauer President and CEO of Taseko.

The question of whether and to what extent aboriginal rights and title exists has been a complicating factor in advancing the New Prosperity Project. Today’s decision helps significantly in resolving that complication by removing any doubt about aboriginal title in the area.

The ruling confirms that Taseko’s New Prosperity Gold-Copper project is located in an area where aboriginal title does not exist. As such, New Prosperity is the only proposed mine in BC that people know for sure is not in an area of aboriginal title.

“Now that these matters have been settled, the opportunity exists for a constructive and mutually beneficial way forward for the New Prosperity Project. We welcome and look forward to the opportunity to re-establish a positive dialogue with the six Tsilhqot’in bands represented by the Tsilhqot’in National Government, about New Prosperity and its potential to assist them with advancing community priorities,” added Mr. Hallbauer.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.